EXHIBIT 99.97
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                     IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                    PROSPECTUSES AND ANNUAL INFORMATION FORMS

                                       AND

                                IN THE MATTER OF

                          ADVANTAGE ENERGY INCOME FUND

                                DECISION DOCUMENT
                                -----------------

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated September 3, 2004.

DATED at Calgary, Alberta this September 3, 2004

                                                       (signed) "KENNETH PARKER"
                                                       Kenneth Parker, CA
                                                       Director, Capital
                                                       Markets


                                                       SEDAR Project # 00682892